UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 AND ENDING 12/31/17
         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PlanMember Securities

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6187 Carpinteria Ave
          (No. and Street)

Carpinteria	CA	93013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bill Kemble, 805-684-1199
                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
        (Name – *if individual, state last, first, middle name*)

1888 Century Park East, Ste 400	Los Angeles	CA	90067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bill Kemble _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PlanMember Securities _____ , as of December 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

SVP / CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ~~California~~ Santa Barbara
Subscribed and sworn to (or affirmed) before me this 28th day
of February, 20 18, by William
Kemble _____ , proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____ (Seal)



PLANMEMBER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017



Tel: 310-557-0300
Fax: 310-557-1777
www.bdo.com

1888 Century Park East
4th Floor
Los Angeles, CA 90067

Report of Independent Registered Public Accounting Firm

Board of Directors
PlanMember Securities Corporation
Carpinteria, California

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of PlanMember Securities Corporation (the "Company") as of December 31, 2017. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2015.

Los Angeles, California

March 1, 2018

PLANMEMBER SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash	$	5,430,222
Cash segregated for the benefit of customers		7,440,896
Accounts receivable		15,585,000
Intangible assets, net		261,672
Due from affilaites		333,375
Other assets		563,126
	$	29,614,291

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Commissions payable	$	9,870,088
Payable to customers		7,440,896
Other payables		43,000
Income taxes payable to Parent		1,567,443
Total liabilities		18,921,427

Stockholder's equity

Common stock, $0.01 par value, 2,000 shares authorized; 1,000 shares issued, and outstanding		10
Additional paid-in capital		1,586,533
Retained earnings		9,106,321
Total stockholder's equity		10,692,864
	$	29,614,291

See accompanying notes to financial statements.

PLANMEMBER SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and significant accounting policies

Nature of Business

PlanMember Securities Corporation (the "Company"), a wholly-owned subsidiary of PlanMember Financial Corporation (the "Parent"), is a corporation organized under the laws of the state of California.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). All equity securities transactions of the Company and its customers are introduced on a fully disclosed basis and executed and cleared by other broker-dealers.

The Company is engaged primarily in the sale of mutual funds and annuities through the use of full- and part-time representatives. The Company's customers invest their 403(b), individual retirement account or similar retirement plan contributions into managed portfolios, select individual mutual funds, or annuities. The Company earns advisory fees by providing managed portfolio asset allocation services, and administrative fees for recordkeeping and processing services. The Company's operations are primarily conducted with services provided by an affiliated company, PlanMember Services Corporation ("PSC"), a wholly-owned subsidiary of the Parent.

Basis of Presentation and Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Commissions are recognized on a trade date basis, and investment advisory, and administrative fees are recognized as income during the period when the related services are rendered. Commissions are earned for the sale of securities and 12b-1 fees are earned for providing marketing services to mutual funds (12b-1 fees). Advisory fees are earned by providing portfolio asset allocation services. Administrative fees are received for client processing services and shareholder assistance.

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Intangible assets consist of the value allocated to customer contracts and relationships associated with the Company's acquisition of the assets of Veritrust Financial, LLC in August 2013, and Interpacific Investor Services in July 2015. Both are amortized on a straight-line basis over 7 years. The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on the expected undiscounted cash flows attributable to that asset. The amount of impairment is measured as the difference between the carrying value and the fair value of the impaired asset. No impairment charges were recorded during the year ended December 31, 2017.

The Company maintains a clearing deposit with, Pershing, LLC, to satisfy the requirement under its clearing agreement. The clearing deposit can only be returned to the Company if the clearing agreement is terminated, or if Pershing determines that the deposit is no longer required. In such event, the clearing deposit would be returned to the Company within 30 days. As of December 31, 2017, the clearing deposit totaled $100,000, included within other assets on the statement of financial condition.

The Company files a consolidated income tax return with its Parent. The accompanying financial statements provide for income taxes as if the Company filed a separate return. Income taxes are accounted for in accordance with GAAP, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. If applicable, deferred income tax assets and liabilities are computed for differences between the financial statement

PLANMEMBER SECURITIES CORPORATION

and tax bases of assets and liabilities and valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires judgment in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority. At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

The Company files a consolidated income tax return with its Parent in the U.S. federal and various state jurisdictions. Generally, the Parent's tax return is no longer subject to income tax examinations by major taxing authorities for years before 2013. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

2. Net Capital requirements and Cash Segregated for the Benefit of Customers
The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was $3,819,779 which was $2,558,351 in excess of its minimum requirement of $1,261,428. The Company's net capital ratio was 4.95 to 1 at December 31, 2017. As of December 31, 2017, cash of $7,440,896 was segregated in a special account for the benefit of customers under Rule 15c3-3 (k)(2)(i) of the SEC. This balance represents funds in the process of customers' financial transactions.

3. Income taxes
The provision for income taxes consists of current federal and state income taxes of $896,480 and $253,322, respectively, and deferred federal and state income taxes of $325,627 and $92,014, respectively.

4. Exemption from Rule 15c3-3
The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker that carries no margin accounts, promptly transmits any customer funds and customer securities to the clearing broker-dealer, does not otherwise hold funds or securities of customers, and effectuates financial transactions between the broker-dealer and the Company's customers through a bank account designated as a special account for the benefit of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers and dealers.

5. Commitments and contingencies
In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

6. Related party transactions
Pursuant to an Intercompany Services and Facilities Agreement, the Company pays PSC a monthly administrative fee which covers the Company's share of facilities, personnel, systems, recordkeeping, and marketing services used. Total expense under this agreement for the year ended December 31, 2017 was $21,771,380. At December 31, 2017, the Company was owed $327,921 from PSC and owed $5,454 from PSC Insurance Marketing Corporation (an affiliate). Commissions earned from an entity with a non-controlling ownership interest in the Parent was $4,782,523 for the year ended December 31, 2017.